SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

December 9, 2013

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐      No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications announces receiving a lawsuit and a motion for the recognition of this lawsuit as a class action

PARTNER COMMUNICATIONS ANNOUNCES
RECEIVING A LAWSUIT AND A MOTION FOR THE
RECOGNITION OF THIS LAWSUIT AS A CLASS ACTION

ROSH HA'AYIN, Israel, December 9, 2013 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces that it was served with a lawsuit and a motion for the recognition of this lawsuit as a class action, filed against Partner on December 2, 2013 in the Central District Court.

The claim alleges that Partner did not fulfill its commitment regarding the grant of refunds for cellular equipment starting from the first month of the customer agreement and that Partner unlawfully charged its customers for the Orange2 service, and thereby breached the agreements with its customers and the provisions of its license, and profited unlawfully.

If the lawsuit is recognized as a class action, the total amount claimed is estimated by the plaintiffs to be approximately NIS 603 million.

Partner is reviewing and assessing the lawsuit and is unable, at this preliminary stage, to evaluate, with any degree of certainty, the probability of success of the lawsuit or the range of potential exposure, if any.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For further information regarding of some of the risks we face, see "Item 3. Key Information  - 3D. Risk Factors", "Item  4. Information on the Company", "Item 5.  Operating and Financial Review and Prospects", "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information – 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2012 Annual Report (20-F) filed with the SEC on March 19, 2013. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.orange.co.il/en/Investors-Relations/lobby/.

Contacts:

Mr. Ziv Leitman
Chief Financial Officer
Tel: +972-54-7814951
E-mail: investors@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: December 9, 2013